SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
26 APRIL 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
COMPLETION OF MERGER OF ANGLOGOLD LIMITED AND
ASHANTI GOLDFIELDS COMPANY LIMITED

Queries: www.anglogold.com South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Peta Baldwin
+27 11 637 6647
+27 83 273 7858
pbaldwin@anglogold.com
Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com
Europe & Asia
Tomasz Nadrowski
+1 917 912 4641
tnadrowski@anglogold.com
USA
Charles Carter
(Toll free) 800 417 9255
+1 212 750 7999
cecarter@anglogold.com
Australia
Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au
Ghana James Anaman
+233 21 7781 78
+233 244 350035
james.anaman@ashantigold.com
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.
News Release
A
NGLO
G
OLD
A
SHANTI
L
IMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number: ZAE000043485 Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
Share Codes: COSEC/CAD/AGA1.04
JSE: ANG
NYSE: AU
LSE: AGD
ASX: AGG
GSE: AGA
Euronext Paris: VA
Euronext Brussels: ANG BB Date 26 April 2004
COMPLETION OF MERGER OF ANGLOGOLD LIMITED AND ASHANTI GOLDFIELDS
COMPANY LIMITED

On Friday, 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement between Ashanti and its shareholders pursuant to which AngloGold will acquire the entire issued ordinary share capital of Ashanti. The confirmation of the High Court was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, and the merger of the companies and the name change to ANGLOGOLD ASHANTI LIMITED became effective on Monday, 26 April 2004.

AngloGold securities will trade as ANGLOGOLD ASHANTI on the New York Stock Exchange on Monday, 26 April 2004, on the London Stock Exchange, the Australian Stock Exchange, on the Euronext in Paris and Brussels on Tuesday, 27 April 2004 and on the JSE Securities Exchange on Wednesday, 28 April 2004, following a public holiday in South Africa on 27 April 2004. In Ghana, ANGLOGOLD ASHANTI securities will be listed on the Ghana Stock Exchange on Tuesday 27 April2004 and the first trading on the floor will commence on Wednesday, 28 April 2004.

AngloGold shareholders in possession of AngloGold share certificates need not take any action, since the share certificates reflecting the former name of the Company will still be good for delivery.

Ends
JSE Sponsor: UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 26 APRIL 2004
By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary